UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-14798
NOTIFICATION OF LATE FILING	CUSIP NUMBER 45070W 10 9

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2011

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

IVAX Diagnostics, Inc.

Full Name of Registrant

Former Name if Applicable

2140 North Miami Avenue

Address of Principal Executive Office (Street and Number)

Miami, Florida 33127

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IVAX Diagnostics has delayed filing its Annual Report on Form 10-K for the year ended December 31, 2011. IVAX Diagnostics intends to utilize the fifteen-day extension provided by filing this Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission and expects to file its Annual Report on Form 10-K for the year ended December 31, 2011 on or prior to April 16, 2012. This delay has occurred as a result of unforeseen delays in connection with completing and filing IVAX Diagnostics’ consolidated financial statements and the accompanying footnotes.

Based on the data currently available, IVAX Diagnostics anticipates reporting net revenues for the fourth quarter of 2011 of $4,191,000, a 4.0% increase from net revenues of $4,030,000 for the fourth quarter of 2010, and net revenues for the year ended December 31, 2011 of $16,760,000, a 1.6% decrease from net revenues of $17,032,000 for the year ended December 31, 2010.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Arthur R. Levine	305	324-2300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

________________________________________________________________________________________________

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.

FORWARD-LOOKING INFORMATION

IVAX Diagnostics has made forward-looking statements, which are subject to risks and uncertainties and which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, in this Notification of Late Filing on Form 12b-25. Forward-looking statements may be preceded by, followed by or otherwise include the words “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “could,” “would,” “should,” or similar expressions or statements that certain events or conditions may occur. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by these forward-looking statements. These forward-looking statements are based largely on IVAX Diagnostics’ expectations and the beliefs and assumptions of IVAX Diagnostics’ management and on the information currently available to it and are subject to a number of risks and uncertainties, including, but not limited to, the risks and uncertainties that: IVAX Diagnostics may not be able to file its Annual Report on Form 10-K for the year ended December 31, 2011 on or prior to the extended deadline set forth above; IVAX Diagnostics’ financial results may take longer to prepare than anticipated; IVAX Diagnostics’ independent registered public accounting firm has not audited or reviewed the financial information contained in this Notification of Late Filing on Form 12b-25; IVAX Diagnostics’ actual financial results for the fourth quarter of 2011 and for the year ended December 31, 2011 may differ materially from the anticipated results set forth above; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. See also the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, as supplemented by Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, for further discussion of certain risks and uncertainties that could materially and adversely affect our business, operating results or financial condition. Many of these factors are beyond our control.

2

IVAX Diagnostics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By: /s/ Arthur R. Levine
Name: Arthur R. Levine
Title: Chief Financial Officer and Vice President – Finance

3